Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF
GRYPHON DIGITAL MINING, INC.

Description of the ABTC Transaction

On May 9, 2025, Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon (“Merger Sub LLC”), and American Bitcoin Corp., a Delaware corporation (“ABTC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement:

●	Merger Sub Inc. will merge with and into ABTC, with ABTC surviving the merger (the “First Merger”) as a direct, wholly owned subsidiary of Gryphon (the corporation surviving the First Merger, the “First Merger Surviving Corporation”); and

●	immediately after the First Merger, the First Merger Surviving Corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger (the “Second Merger” and, taken together with the First Merger, the “Mergers”) as a direct, wholly owned subsidiary of Gryphon (the company surviving the Second Merger, the “Surviving Company”). Gryphon following the Mergers is referred to herein as the “Combined Company.”

The Merger Agreement provides that, prior to the effective time of the First Merger (the “First Effective Time”), the certificate of incorporation of Gryphon will be amended and restated to, among other things, (i) reclassify the issued and outstanding shares of Gryphon’s common stock, par value $0.0001 per share (the “Gryphon Common Stock”), into one fully paid and non-assessable share of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and (ii) create two new series of common stock designated as Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and Class C common stock, par value $0.0001 per share (the “Class C Common Stock”). Each share of Class A Common Stock will be entitled to one vote per share, each share of Class B Common Stock will be entitled to 10,000 votes per share and each share of Class C Common Stock will be entitled to 10 votes per share.

Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers (the “Closing”), (i) the aggregate number of shares of Class A Common Stock and Class B Common Stock issued to the equity holders of ABTC as merger consideration is expected to represent approximately 98.0% of the outstanding Combined Company common stock, on a fully diluted basis, and (ii) Gryphon equity holders as of immediately prior to the First Merger are expected to own 2.0% of the outstanding Combined Company common stock, on a fully diluted basis, after their shares of Gryphon Common Stock are reclassified into shares of Class A Common Stock. Following the Mergers, ABTC’s business will be the business of the Combined Company.

The transactions contemplated by the Merger Agreement, including the Mergers, are collectively referred to as the “Transactions.” ABTC has been deemed the accounting acquiror of Gryphon in connection with the Transactions.

The following unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the historical financial statements and accompanying notes of Gryphon included in the Quarterly Report on Form 10-Q for the six months ended June 30, 2025, filed with the SEC on August 14, 2025, and the Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025, (ii) the combined financial statements of ABTC for the year ended December 31, 2024 and the six months ended June 30, 2025, included as Exhibit 99.1 to the Current Report on Form 8-K filed on July 3, 2025, and as an Exhibit to the Current Report on Form 8-K to which this Exhibit is attached (the “Current Report”), respectively, and (iii) the accompanying notes to the unaudited pro forma condensed combined financial statements included below.

The Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined balance sheet combines the historical balance sheets of Gryphon and ABTC as of June 30, 2025, and depicts the accounting of the Transactions under U.S. generally accepted accounting principles (“GAAP”) (such accounting adjustments, the “pro forma balance sheet transaction accounting adjustments”). The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024, and the six months ended June 30, 2025, combines the historical results of Gryphon and ABTC for these periods and depicts the pro forma balance sheet transaction accounting adjustments assuming that those adjustments were made as of January 1, 2024 (the “pro forma statement of operations transaction accounting adjustments”). Collectively, the pro forma balance sheet transaction accounting adjustments and the pro forma statement of operations transaction accounting adjustments are referred to as the “pro forma adjustments.” In addition to the pro forma adjustments, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024, and the six months ended June 30, 2025, have been adjusted to reflect certain adjustments identified by management as necessary to fairly present the pro forma information included herein (the “management pro forma adjustments”).

The following unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and do not purport to represent or be indicative of the actual results of operations or financial condition and should not be construed as representative of the future results of operations or financial condition of the Combined Company.

The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. Differences between these preliminary estimates and the final accounting, including the final purchase consideration for accounting purposes, expected to be completed after the Closing, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in the future periods or the result that actually would have been realized had Gryphon and ABTC been a combined organization during the specified periods. The actual results reported in periods following the Closing may differ significantly from those reflected in the unaudited condensed combined pro forma financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared by management of Gryphon and management of ABTC in accordance with Regulation S-X Article 11, “Pro Forma Financial Information,” as amended by the final rule, “Amendments to Financial Disclosures About Acquired and Disposed Businesses,” as adopted by the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2020 (“Article 11”), and is presented in U.S. dollars. The historical financial statements of Gryphon and ABTC have been prepared in accordance with generally accepted accounting principles in the United States. Management of Gryphon and management of ABTC have made significant estimates and assumptions in their determination of the pro forma adjustments based on information available as of September 2, 2025 that the respective management teams of Gryphon and ABTC believe are reasonable under the circumstances. The unaudited pro forma condensed combined financial information does not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Pro Forma Adjustments

The pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s preliminary estimates and assumptions that are subject to change including with respect to final purchase consideration and allocation thereof. Accordingly, the purchase consideration allocation is considered preliminary and may materially change before final determination. The changes would affect the values assigned to tangible or intangible assets and the amount of depreciation and amortization expense recorded in the combined financial statements.

Management Pro Forma Adjustments

The management pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s assessment that, in order to fairly present the pro forma information included herein, historical unrealized gains and losses related to Bitcoin should be adjusted to only reflect the mark-to-market impact of Bitcoin accumulated during the historical periods presented, rather than for all Bitcoin accumulated by ABTC since inception of Hut 8 Corp., a Delaware corporation (“Hut 8”), as all Bitcoin accumulated by ABTC until March 31, 2025 was retained by Hut 8 upon the consummation of the Contributions (as described in ABTC’s management’s discussion and analysis of its financial condition and results of operations and ABTC’s unaudited condensed and combined financial statements for the three and six months ended June 30, 2025, included in the Exhibits to the Current Report). Starting April 1, 2025, following the consummation of the Contributions, ABTC began accumulating its own Bitcoin through mining and open-market purchases. Management of Gryphon and the management of ABTC believe that adjusting these gains and losses in the unaudited pro forma condensed combined statements of operations better reflects the current Combined Company’s financial results as (i) the Combined Company intends to accumulate Bitcoin, which would result in mark-to-market impacts on the Combined Company’s balance sheet for each reporting period and (ii) following the Closing, the Combined Company will only retain the Bitcoin accumulated by ABTC following the Contributions.

Pro Forma Condensed Consolidated Balance Sheet

as of June 30, 2025

(Unaudited)

	Historical		Pro Forma		Pro Forma
(in USD thousands)	Gryphon	ABTC	Adjustments	Note	Combined
Assets
Cash and cash equivalents	$678	$205,925	$-		$206,603
Prepaid expenses	1,288	-	-		1,288
Marketable securities	72	-	-		72
Digital assets	917	-	-		917
Total current assets	2,955	205,925	-		208,880

Digital assets	-	43,322	-		43,322
Property and equipment, net	2,011	116,423	114	(a)	118,548
Operating lease right-of-use assets	-	46,475	-		46,475
Intangible asset	100	-	(100)	(b)	-
Goodwill	-	-	145,620	(c)	145,620
Deposits	1,131	-	-		1,131
Total assets	$6,197	$412,145	$145,634		$563,976

Liabilities and stockholders’ equity
Accounts payable and accrued liabilities	$11,697	$-	$(8,000)	(d), (e)	$3,697
Due to Parent, net	-	16,774	-		16,774
Operating lease liability –current portion	-	10,923	-		10,923
Note payable - current portion	213	-	(213)	(f)	-
Current liabilities	11,910	27,697	(8,213)		31,394

Deferred tax liability	-	6,317	-		6,317
Operating lease liability – less current portion	-	38,406	-		38,406
Notes payable – less current portion	5,278	-	(5,278)	(f)	-
Total liabilities	$17,188	$72,420	$(13,491)		$76,117

Stockholders’ (deficit) equity
Share capital	6	6	441	(f), (g)	453
Additional paid-in capital	68,309	336,288	160,691	(a), (b), (c), (e), (f), (g), (h)	565,288
Subscription receivable	(34)	-	34	(h)	-
Accumulated deficit	(79,272)	3,431	(2,041)	(d)	(77,822)
Total stockholders’ (deficit) equity	(10,991)	339,725	159,125		487,859
Total liabilities and stockholders’ (deficit) equity	$6,197	$412,145	$145,634		$563,976

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Pro Forma Condensed Combined Statement of Operations

for the six months ended June 30, 2025

(Unaudited)

	Historical			Pro Forma	Management Pro Forma		Pro Forma
(in USD thousands)	Gryphon	ABTC		Adjustments	Adjustments	Note	Combined
Revenues	$2,935		$42,623	$-	$-		$45,558

Cost and expenses
Cost of revenues	3,662		26,988	-	-		30,650
General and administrative expenses	4,648		18,008	5,575	-	(i), (j), (k)	28,231
Stock-based compensation expense	811		-	(811)	-	(i)	-
Depreciation expense	1,586		16,375	20	-	(l)	17,981
Loss on sale of equipment	-		2,454	-	-		2,454
Unrealized (gain) loss on digital assets	(74)		109,357	-	(98,168)	(v)	11,115
Total operating expenses	10,633		173,182	4,784	(98,168)		90,431
Loss from operations	(7,698)		(130,559)	(4,784)	98,168		(44,873)

Other income (expense)
Unrealized loss on marketable securities	(43)		-	-	-		(43)
Gain on settlement of accounts payable	449		-	-	-		449
Gain on derivatives	-		20,862		(20,862)	(w)	-
Merger and acquisition costs	(3,164)		-	3,164	-	(k)	-
Loss on disposal of miners	(83)		-	-	-		(83)
ABTC merger costs	(989)		-	-	-		(989)
Interest expense	(9)		-	9	-	(m)	-
Total other income (expense)	(3,839)		20,862	3,173	(20,862)		(666)

Loss before provision for income taxes	(11,537)		(109,697)	(1,611)	77,306		(45,539)

Provision for income taxes	-		12,507	-	-		12,507

Net loss	$(11,537)		$(97,190)	$(1,611)	$77,306		$(33,032)

Net loss per share - basic and diluted	$(0.16)	$		$-	$	(n)	$(0.01)
Weighted average shares outstanding - basic and diluted	72,517,950			4,477,289,500	-	(n)	4,549,807,450

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Pro Forma Condensed Combined Statement of Operations

for the year ended December 31, 2024

(Unaudited)

	Historical		Pro Forma	Management Pro Forma		Pro Forma
	Gryphon	ABTC	Adjustments	Adjustments	Note	Combined

Revenue	$20,539	$71,537	$-	$-		$92,076
Costs and expenses
Cost of revenues (excluding depreciation)	15,818	39,509				55,327
General and administrative expenses	11,267	34,486	1,885	-	(o), (p)	47,638
Stock-based compensation expense	1,588	-	(1,588)	-	(o)	-
Depreciation expense	11,179	22,744	38	-	(q)	33,961
Unrealized gain on digital assets	(1,566)	(509,303)		469,308	(x)	(41,561)
Total operating expenses	38,286	(412,564)	335	469,308		95,365
(Loss) income from operations	(17,747)	484,101	(335)	(469,308)		(3,289)

Other income (expense)
Unrealized loss on marketable securities	(288)	-				(288)
Change in fair value of notes payable	(8,058)	-	8,058	-	(r)	-
Interest expense	(915)	(3,489)	915	-	(s)	(3,489)
Gain on debt extinguishment	-	5,966		-		5,966
Gain on derivatives	-	6,780		(6,780)	(y)	-
Loss on disposal of asset	(146)	-		-		(146)
Merger and acquisition cost	(394)	-	(2,009)	-	(t)	(2,403)
Gain on settlement of BTC Note	6,248	-		-		6,248
Total other income (expense)	(3,553)	9,257	6,964	(6,780)		5,888

Income (loss) before provision for income taxes	(21,300)	493,358	6,629	(476,088)		2,599

Provision for income taxes	-	(59,607)				(59,607)

Net income (loss) from continuing operations	$(21,300)	$433,751	$6,629	$(476,088)		$(57,008)

Loss from discontinued operations		(4,816)				(4,816)

Net income (loss)	(21,300)	428,935	6,629	(476,088)		(61,824)
Net loss per share - basic and diluted	$(0.51)				(u)	(0.01)
Weighted average shares outstanding - basic and diluted	41,911,711		4,477,289,500		(u)	4,519,201,211

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

1.	Basis of Presentation

The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Gryphon and the historical combined financial statements of ABTC, after giving effect to the Transactions using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, (“ASC 805”) and applying the assumptions and adjustments described in the accompanying notes.

2.	Accounting Policies

ABTC’s and Gryphon’s revenue recognition accounting policies are different, as described below. Other than the revenue recognition accounting policy, no other material differences were noted between ABTC’s and Gryphon’s accounting policies. Following the Closing, a more detailed review and comparison of the two companies’ accounting policies will be performed. As a result, additional differences between the accounting policies of the two companies may be identified that, when conformed, could have had a material impact on the accompanying unaudited pro forma condensed combined financial information.

Revenue Recognition

Gryphon and ABTC consider Coinbase Custody Trust Company, LLC (“Coinbase”) to be the primary market for Bitcoin and, thus, use Coinbase to determine the market value of Bitcoin mined in a given day for the purposes of revenue recognition. However, ABTC uses the quoted market price of Bitcoin as of the beginning of a 24-hour period whereas Gryphon uses the average quoted market price of Bitcoin in a 24-hour period. Upon the Closing, ABTC’s policy will be the accounting policy going forward. The impact on Gryphon’s historical consolidated financial statements of this difference is deemed to be immaterial.

3.	Preliminary Purchase Consideration Allocation

Because ABTC is treated as the acquiring company for accounting purposes, ABTC’s assets and liabilities are recorded at their carrying amounts prior to the Closing and the historical operations that are reflected in the unaudited pro forma condensed combined financial information are those of ABTC. Gryphon’s assets and liabilities are measured and recognized at their fair values as of the date of the Closing and combined with the assets, liabilities and results of operations of ABTC following the Closing. The purchase consideration has been determined using the share price of Gryphon Common Stock on August 29, 2025, of $1.54 and the number of shares of Combined Company common stock that would be issued to Gryphon shareholders to achieve the same ownership ratio of the Combined Company. If the transaction had occurred on May 9, 2025, the date of the Merger Agreement, the estimated preliminary fair values of the identifiable assets and liabilities (and related tax impacts) of the Combined Company and the purchase consideration would be as follows (in thousands):

Assets acquired:
Cash and cash equivalents	$678
Prepaid expenses	1,288
Marketable securities	72
Digital assets	917
Mining equipment, net	2,125
Deposits	1,131
Total assets	6,211

Total liabilities assumed:	$(11,697)
Net assets acquired	$(5,486)
Estimated purchase consideration	$140,134
Goodwill	$145,620

The consideration for the Transactions is summarized below (in thousands, except share data), assuming the Transactions occurred on August 29, 2025:

Shares of Combined Company Class A Common Stock issued to ABTC shareholders at an exchange ratio resulting in ABTC shareholders owning 98% of the Combined Company Common Stock	797,686,817
Shares of Combined Company Class B Common Stock issued to ABTC shareholders at an exchange ratio resulting in ABTC shareholders owning 98% of the Combined Company Common Stock	3,661,124,484
Shares of Combined Company Common Stock held by Gryphon shareholders	90,996,149
Total shares of Combined Company Common Stock	4,549,807,450
Gryphon stock price on August 29, 2025	$1.54
Total Combined Company market cap	$7,006,703
Purchase consideration to Gryphon shareholders (2% of Combined Company market cap)	$140,134

The purchase consideration, for the purposes of presenting the accompanying pro forma condensed combined financial statements, will depend on the market price of Gryphon Common Stock on the date of Closing. The following table illustrates the effects of change in the price of Gryphon Common Stock and the resulting impact on the purchase consideration:

	Price per Share of Gryphon Common Stock	Purchase Consideration (in thousands)
As presented	$1.54	$140,134
20% increase	$1.85	$168,161
20% decrease	$1.23	$112,107
40% increase	$2.16	$196,188
40% decrease	$0.92	$84,080

4.	Pro Forma Adjustments

The pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s preliminary estimates and assumptions. Actual results, including the final purchase consideration for accounting purposes, may differ significantly from such preliminary estimates and assumptions. Accordingly, the purchase consideration is considered preliminary and may materially change before final determination at the Closing. The changes would affect the values assigned to tangible or intangible assets and the amount of depreciation and amortization expense recorded in the Combined Company’s financial statements.

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2025 are as follows:

(a)	To reflect the fair value adjustments of Gryphon’s fixed assets acquired by ABTC in the Transactions, offset by accumulated depreciation.
(b)	To reflect fair value adjustment of Gryphon’s carrying intangibles, plus the preliminary estimate of intangible assets acquired by ABTC in the Transactions.
(c)	To reflect the preliminary estimate of goodwill arising from the excess of the purchase consideration over the fair value of tangible and intangible assets acquired and liabilities assumed by ABTC in the Transactions.
(d)	To reflect the accrual of $1.6 million in severance payments in connection with the Transactions.
(e)	To reflect the pay down of Gryphon accounts payable and accrued liabilities using funds raised from the sale of shares through at-the-market offerings.
(f)	To reflect the cash repayment of Gryphon debt.
(g)	Adjustment to reflect the exchange of ABTC Class A Common Stock and ABTC Class B Common Stock for Class A and Class B Common Stock.
(h)	To reflect the settlement of subscription receivables with Gryphon investors.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operation for the six months ended June 30, 2025 are as follows:

(i)	Reclassification of stock-based compensation expense to be in conformity of ABTC’s presentation.
(j)	To record the expense related to $1.6 million in severance payments in connection with the Transactions.
(k)	To reclass merger and transaction expenses related to previous merger attempts by Gryphon that were not consummated.
(l)	To reflect the impact to depreciation as a result of fair value adjustment to Gryphon property and equipment.
(m)	Elimination of interest expense related to Gryphon debt eliminated upon the Closing.
(n)	Adjustment to net loss per share - basic and diluted from (1) the issuance of 18,464,164 shares of Gryphon Common Stock underlying certain Gryphon warrants, RSUs, options, and at-the-market issuances and (2) the exchange of 11,002,954 of ABTC Class A Common Stock and 50,500,000 shares of ABTC Class B Common Stock for Class A Common Stock and Class B Common Stock at the exchange ratio resulting in holders of ABTC Common Stock owning approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis.

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operation for the year ended December 31, 2024 are as follows:

(o)	Reclassification of stock-based compensation expense to be in conformity of ABTC’s presentation.
(p)	To reflect the $0.3 million loss on deposit related to Captus.
(q)	To reflect the impact to depreciation as a result of fair value adjustment to Gryphon property and equipment.
(r)	To reflect a change in accounting policy related to fair value of Gryphon debt.
(s)	Elimination of interest expense related to Gryphon debt eliminated upon the Closing.
(t)	To record transaction-related costs related to the Transactions.
(u)	Adjustment to net loss per share - basic and diluted from (1) the issuance of 18,464,164 shares of Gryphon Common Stock underlying certain Gryphon warrants, RSUs, options, and at-the-market issuances and (2) the exchange of 11,002,954 of ABTC Class A Common Stock and 50,500,000 shares of ABTC Class B Common Stock for Class A Common Stock and Class B Common Stock at the exchange ratio resulting in holders of ABTC Common Stock owning approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis.

5.	Management Pro Forma Adjustments

The management pro forma adjustments are based on the management of Gryphon’s and the management of ABTC’s assessment that, in order to fairly present the pro forma information included herein, historical unrealized gains and losses related to Bitcoin should be adjusted to only reflect the mark-to-market impact of Bitcoin accumulated during the historical periods presented, rather than for all Bitcoin accumulated by ABTC since inception of Hut 8, as all Bitcoin accumulated by ABTC until March 31, 2025, was retained by Hut 8 upon the consummation of the Contributions (as described in ABTC’s management’s discussion and analysis of its financial condition and results of operations and ABTC’s unaudited condensed and combined financial statements for the three and six months ended June 30, 2025, included in the Exhibits to the Current Report). Starting April 1, 2025, following the consummation of the Contributions, ABTC began accumulating its own Bitcoin through mining and open-market purchases. Management of Gryphon and the management of ABTC believe that adjusting these gains and losses in the unaudited pro forma condensed combined statements of operations better reflects the current Combined Company’s financial results as (i) the Combined Company intends to accumulate Bitcoin, which would result in mark-to-market impacts on the Combined Company’s balance sheet for each reporting period and (ii) following the Closing, the Combined Company will only retain the Bitcoin accumulated by ABTC following the Transactions.

The management pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2025 are as follows:

None.

The management pro forma adjustments included in the unaudited pro forma condensed combined statement of operation for the six months ended June 30, 2025 are as follows:

(v)	To normalize the impact from changes in unrealized gains and losses from Bitcoin accumulated by ABTC during the period presented.
(w)	To remove the gain on derivatives related to covered call options collateralized by Bitcoin that were legally retained by Hut 8 on March 31, 2025.

The management pro forma adjustments included in the unaudited pro forma condensed combined statement of operation for the year ended December 31, 2024 are as follows:

(x)	To normalize the impact from changes in unrealized gains and losses from Bitcoin accumulated by ABTC during the period presented.
(y)	To remove the gain on derivatives related to covered call options collateralized by Bitcoin that were legally retained by Hut 8 on March 31, 2025.